Exhibit 99.1

SPI Energy Co., Ltd. Enters Into Definitive Agreement for the Disposition of its Chinese Business

HONG KONG, August. 31, 2018 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global provider of renewable energy solutions and cryptocurrency miner hosting services for business, residential, government and utility customers and investors, today announced that it has entered into a share purchase agreement (the “SPA”) with Lighting Charm Limited ( the “Buyer”), an affiliate of Tracy Zhoushan, the spouse of Xiaofeng Peng, the Company’s Chairman of the Board of Directors and Chief Executive Officer. The agreement has been approved by an independent committee of the Company’s Board of Directors.

The SPA provides that the Company will sell the Buyer 100% of the shares of SPI China (HK) Limited, which holds all of the Company’s assets and liabilities related to its business in China ( the “Acquired Business”). These assets include EPC business, PV projects, Internet finance lease related business, and E-commerce in China. Prior to the closing, the Company will effect an internal restructuring (the "Restructuring") following which SPI China (HK) Limited will hold the Company's assets and liabilities in China but none of the subsidiaries of the Company related to its business outside China.

Pursuant to the terms of the SPA, the consideration (the “Consideration”) for the Acquired Business to be paid by the Buyer to the Company in cash is the greater of (i) US$1.00 or (ii) the fair market value of the business as determined by an independent appraisal firm. The Company will grant the Buyer the option (the “Option”) to purchase from the Company up to 10,000,000 of the Company’s Ordinary Shares par value of US$ 0.00001 per share (the “Ordinary Shares”), which Option will be exercisable by the Buyer at any time on or prior to the date that is three years after August 21, 2018. The option exercise price shall be US$ 0.38 per share. The Company and its any subsidiaries will be entitled to repurchase the Acquired Business at the Consideration. The Transactions are subject to customary closing conditions, including satisfactory due diligence, completion of Restructuring, and a fairness valuation report by independent appraisal firm.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of renewable energy solutions and cryptocurrencies miner hosting service for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, B2B e-commerce platform offering a range of PV, storage products in Australia as well as online platform (Umining.io) offering global VIP miner hosting service. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com

Source: SPI Energy Co., Ltd.

SPI Energy Co., Ltd.